SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Sotheby's

(Name of Issuer - as specified in its charter)

Common Stock

(Title of Class of Securities)
835898107

(CUSIP Number)
Yeung Ying Kit
c/o Taikang Asset Management (Hong Kong) Limited
RM 4911-4913, 49/F The Center
 99 Queen's Road Central, Sheng Wan
Hong Kong (SAR), People's Republic of China
852-39755100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [  ].
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Taikang Insurance Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	[ ] (a)	☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,918,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,918,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,918,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.36%(1)
14	TYPE OF REPORTING PERSON IC

(1) The percentage ownership is as reported by Morningstar and disclosed by Sotheby's on its investor relations website as of September 12, 2016.

This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2016 with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Sotheby’s (the “Issuer”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background.
Effective August 25, 2016, the Reporting Person underwent a name change. Accordingly, Item 2 is hereby amended and restated as follows:
This Amendment No. 1 to the Statement is being filed by Taikang Insurance Group, Inc. (the “Reporting Person”), a Chinese Limited Company based in Beijing. The Reporting Person is principally an insurance company and is located at Taikang Life Building, 156 Fuxingmennei Street, Beijing, People’s Republic of China 100031.
The directors and executive officers of Taikang Insurance Group, Inc., and their business addresses and principal occupations are set forth in Exhibit A.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and superseded with the following:

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 55,130,000 Shares outstanding. As of September 9, 2016, the Reporting Person may be deemed to beneficially own 7,918,661 Shares, which represents 14.36% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Person are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
Taikang Insurance Group, Inc.:
7,918,661	Sole Voting and Sole Dispositive Power	14.36%

TRANSACTIONS
Information regarding transactions in the Shares that have been effected by the Reporting Person during the last sixty days are set forth in Exhibit B which is attached hereto.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following paragraph:
The Reporting Person and Issuer have entered into an agreement whereby, until November 6, 2016, the Reporting Person agrees to refrain from acquiring beneficial ownership of any additional shares of the Issuer’s Stock, encouraging any other person to do so, or becoming a part of a group that beneficially owns any of the Issuer’s Stock.
Item 7.     Materials Filed as Exhibits.
Item 7 is hereby amended and superseded with the following:
The following exhibits are attached hereto or incorporated herein by reference, as applicable:
Exhibit A -
Executive Officers and Control Persons of the Reporting Person – incorporated by reference to Exhibit A included with the Reporting Person’s initial Statement on Schedule 13D as filed on July 27, 2016.

Exhibit B -
Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person – incorporated by reference to Exhibit B included with the Reporting Person’s initial Statement on Schedule 13D as filed on July 27, 2016.

Exhibit C -	Letter of Agreement between Taikang Insurance Group, Inc. and Sotheby’s.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 1 to the Statement on Schedule 13D.

Taikang Insurance Group, Inc.

Date: September 12, 2016	By: /s/ Yeung Ying Kit
Name: YEUNG YING KIT
Title: Senior Compliance Officer

EXHIBIT C

LETTER OF AGREEMENT BETWEEN TAIKANG INSURANCE GROUP, INC. AND SOTHEBY’S